Exhibit (a)(5)(iii)

Western Asset Municipal Partners Fund Inc. Announces Final Results of Issuer Tender Offer for Auction Rate Preferred Stock and Offering of Variable Rate Preferred Stock

New York, NY (March 11, 2015) — Western Asset Municipal Partners Fund Inc. (the “Fund”) (NYSE: MNP) announced today the final results for its issuer tender offer for up to 100% of its outstanding Series M Auction Rate Preferred Stock (“ARPS”) at a price equal to 90% of the liquidation preference of $50,000 per share (or $45,000 per share), plus any unpaid dividends accrued through the termination date of the tender offer. The Fund’s tender offer expired on Friday, March 6, 2015 at 5:00 p.m. New York City time. All shares that were validly tendered and not withdrawn during the offering period have been accepted for payment.

The Fund has accepted for payment 1,330 ARPS, which represent 78.24% of its outstanding ARPS. Payment for such shares was made on March 11, 2015. The ARPS that were not tendered will remain outstanding.

The Fund also announced today that it completed an offering of 1,330 shares of Series 1 Variable Rate Demand Preferred Stock, liquidation preference $50,000 per share. The net proceeds from the offering have been used to repurchase the ARPS that have been accepted for payment pursuant to the tender offer.

Any questions about the tender offer can be directed to Deutsche Bank Trust Company Americas, the information agent for the tender offer, at (877) 843-9767.

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Western Asset Municipal Partners Fund Inc. is a diversified, closed-end management investment company. The Fund’s primary investment objective is to seek a high level of current income which is exempt from regular federal income taxes, consistent with the preservation of capital. As a secondary investment objective, the Fund intends to enhance portfolio value by purchasing tax exempt securities that, in the opinion of the investment adviser, may appreciate in value relative to other similar obligations in the marketplace. The Fund is managed by Legg Mason Partners Fund Advisor, LLC, a wholly owned subsidiary of Legg Mason, Inc., and sub-advised by Western Asset Management Company, an affiliate of the investment manager. Additional information regarding the matters addressed in the press release may be announced subsequently via press release, which can be accessed at www.lmcef.com. Hard copies of the Fund’s complete audited financial statements are available free of charge upon request.

THIS RELEASE IS NOT A PROSPECTUS, CIRCULAR OR REPRESENTATION INTENDED FOR USE IN THE PURCHASE OR SALE OF FUND SHARES. THIS PRESS RELEASE MAY CONTAIN STATEMENTS REGARDING PLANS AND EXPECTATIONS FOR THE FUTURE THAT CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT ARE FORWARD-LOOKING AND CAN BE IDENTIFIED BY THE USE OF WORDS SUCH AS “MAY,” “WILL,” “EXPECT,” “ANTICIPATE,” “ESTIMATE,” “BELIEVE,” “CONTINUE” OR OTHER SIMILAR WORDS. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON THE FUND’S CURRENT PLANS AND EXPECTATIONS, AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. ADDITIONAL INFORMATION CONCERNING SUCH RISKS AND UNCERTAINTIES ARE CONTAINED IN THE FUND’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

For more information, please call 1-888-777-0102 or consult the Fund’s web site at www.lmcef.com.

Media Contact: Maria Rosati — (212) 805-6036, mrosati@leggmason.com.

Western Asset Management Company and Legg Mason Investor Services, LLC are subsidiaries of Legg Mason, Inc.

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